NovaStar Financial, Inc.

8140 Ward Parkway, Suite 300

Kansas City, MO 64111

816.237.7000

November 16, 2008

Ms. Jessica Barberich

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

VIA Facsimile (202.272.9210) and Overnight Mail

Re:	NovaStar Financial, Inc.
Form 10-K for the year ended December 31, 2007
Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008
File No. 1-13533

Dear Ms. Barberich:

NovaStar Financial, Inc. (the “Company”) is writing this letter in response to the letter received from the staff of the Securities and Exchange Commission (the “Staff” or the “Commission”) dated November 3, 2008. The Company also notes that it held a teleconference on November 6, 2008 with the Staff, including yourself and Jonathan Wiggins, to discuss this secondary request.

Form 10-Q for the Period Ended June 30, 2008

Note 3. Mortgage Loans – Held in Portfolio, page 11

1. We note your response to prior comment 1. Please tell us how you considered the guidance in paragraph 9 of FSP FAS 140-2 in your analysis of the NHES 2007-1 securitization. Specifically, we note that paragraph 9 states that the requirements of paragraphs 40(b) and 40(c) of SFAS No. 140 must be met when beneficial interests are initially issued by the qualifying SPE or when a passive derivative financial instrument needs to be replaced upon the occurrence of a specified event outside the control of the transferor, its affiliates, or its agents. In addition, please provide your analysis under paragraph 40(b) of SFAS No. 140 both at inception and as of June 30, 2008.

Also, during the November 6th teleconference, the Staff requested that the Company’s response address how events beyond the control of the Company, such as those related to the NHES 2007-1 securitization, impact the status of a previously non-qualifying SPE.

The Company believes that the guidance that you cite above from paragraph 9 of FSP FAS 140-2 , specifically, that paragraphs 40(b) and 40(c) of SFAS No. 140 must be met when beneficial interests are initially issued by the qualifying SPE (“QSPE”) is not to the exclusion of meeting those requirements at a later date, if not met initially. The Company believes that the objective of the FSP was to

United States Securities and Exchange Commission

November 16, 2008

not penalize an issuer if unforeseen market events later caused those paragraphs not to be met at a date subsequent to the initial assessment. The Company is not aware that at any time during the development of that FSP that the FASB considered a situation in which an SPE did not meet the requirements at inception and whether it should be precluded from QSPE status at a subsequent date when substantive changes in facts and circumstances occurred or upon the mere passage of time when scheduled events occur. The Company believes there are instances in which registrants have subsequently treated a securitization SPE as a QSPE based on substantive changes in facts and circumstances and/or the mere passage of time when scheduled events occur.

Although at inception, the NHES 2007-1 was designed to meet the requirement for being a QSPE, due to the market conditions at the time, the Company did not sell the M-6 through M-11 Certificates to third parties, unlike its prior securitizations. Additionally, although the paragraph 40 (b) test was met at inception (because the notional amount of the derivatives in the trust were significantly less than the amount of the third-party beneficial interests); in the Company’s judgment a conservative application of paragraph 40 (c) at inception resulted in those retained Certificates and the residual interest receiving more than acceptable limits of benefits from the derivatives. The Company concluded that at inception of the trust it did not meet the criteria of a QSPE solely due to paragraph 40(c), but that at a date no later than when all of the derivatives contractually expired (i.e., January 2010), the trust would be a QSPE. The issue at hand was whether the trust would meet the conditions for a QSPE at a date earlier than January 2010.

The Company believes that paragraph 55 of SFAS No. 140 calls for a reassessment of the parameters of the derecognition criteria of paragraph 9 (and whether a trust is a QSPE) when there are substantive changes in facts and circumstances or when upon the mere passage of time the nature of the instruments held by a trust and permissible activities are such that the trust would meet QSPE status. Since the transaction in question met the paragraph 9(a) and 9 (c) requirements for sale treatment at inception but did not meet QSPE status due to the application of paragraph 40(c), the Company determined that it would reassess whether the criterion in paragraph 40(c) was met if there were substantive changes in facts and circumstances before January 2010. In accordance with this accounting policy, subsequent reassessments were performed based on the following substantive changes in facts and circumstances from inception: (a) sale of all servicing rights during November 2007 , (b) sale of Class M-6 through Class M-8 Certificates held by the Company during the first half of 2007, and (c) the expiration of $350,000,000 notional amount of derivatives in the second quarter of 2008. These expiring derivatives were approximately 32% of the original $1,085,000,000 notional amount of derivatives that were placed in the trust.

At June 30, 2008, the Company continued to own the M-9 through M-11 Certificates and the residual interest which had written down fair values of approximately $1,020,000 and $1,543,000, respectively. Since the Company had previously sold its servicing rights, it no longer had any other form of continuing involvement remaining except from the ownership of these beneficial interests. In performing its assessment at June 30, 2008, the impact of credit losses to date were so severe that the Company reached its conclusion that the derivatives no longer excessively benefited the third party beneficial interest holders. As required by the rating agencies, the interest rate swaps and caps were provided not only to increase the likelihood that the floating rate certificates received their stated amount of interest in times of rising LIBOR, but also to provide a form of credit enhancement for the Certificates. This is accomplished in the waterfall by specifically earmarking cash received from the derivative counterparties to be used to make principal payments to the senior certificates, thus restoring overcollateralization to pre-determined levels when credit losses incurred on the mortgage loans caused a reduction in the level of required over-collateralization provided by the residual.

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United States Securities and Exchange Commission

November 16, 2008

The following is provided in response to the Staff’s request for the Company’s analysis as required by paragraph 40(b) of SFAS No. 140 (dollar amounts are in thousands).

NHES 2007-1:

	At Inception	As of June 30, 2008
Principal amount of beneficial interests(third party)	$1,738,666	$1,472,912
Notional amount of derivative instruments	1,085,000	735,000

Should you have any questions or comments regarding the information provided herein, please call me at 816.237.7532.

Sincerely,

/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer

Cc:	Mr. W. Lance Anderson, NFI
NFI Audit Committee
Mr. Richard T. Lippoli, Deloitte & Touche LLP
Mr. James Goettsch, Husch Blackwell Sanders LLP